82-1235

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

02034043

30th April 2002

Mr Howard E. Goldberg
Division of Corporate Finance
United States Securities Exchange Commission
WASHINGTON DC 20649
United States of America

SUPPL

Dear Ms Bell

For your records please find enclosed announcements to the Australian Stock Exchange as follows.

6 March 2002. Half Year Report
26 April 2002 Quarterly Report 30th March 2002.

Yours sincerely
MOUNT BURGESS MINING N.L.

pp: **Jan Forrester**
Company Secretary

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

FACSIMILE TRANSMISSION

TO	Company Announcement Platform
FAX NO	1300 300 021
FROM	Mount Burgess Mining N.L.
DATE	26 April 2002
NO OF PAGES	11 (including this header)

QUARTERLY REPORT

31 MARCH 2002

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

QUARTERLY REPORT

31 MARCH 2002

Highlights

- ## AUSTRALIA

Telfer - Gold

Geophysical surveys and diamond drilling to commence in the June quarter.

- ## AFRICA

Tsumkwe, Namibia - Diamonds

Testing of the Gura-1 Kimberlite for diamond potential is continuing.

Trial gravity surveys over the Gura-1 Kimberlite have produced an anomaly coincident with one produced from aeromagnetics.

Potential for the discovery of more kimberlites has been highlighted by the recovery of further fresh kimberlitic indicator minerals believed not to be sourced from the Gura-1 Kimberlite.

REPORT FOR THE QUARTER ENDED 31 MARCH 2002

AUSTRALIA

TELFER - Gold and Base Metals
(Mining Leases M45/542, 543, 544, and 551 are in joint venture with Newmont Gold Exploration Pty Ltd (NGE) in which the Company has 62% and NGE has 38%. All other tenements at Telfer in which Mount Burgess has an interest are held 100% by the Company.)

During the March quarter it was not possible to conduct any field work because of widespread heavy rain in the region. Work completed included:

- The re-logging and assaying of core from previous diamond drilling at Tim's Dome. (MTB 100%)
- Review of current and historical data.

The re-logging of the Tim's Dome diamond core was to assist in structural interpretation and development of a model for gold and base-metal mineralisation. The results are consistent with the model of cross-cutting mineralised structures within a mineralized corridor which was recognised by the Company during the 2001 field season.

Re assaying of historical diamond core from Tim's Dome confirmed high grade quartz vein hosted copper mineralisation, with the highest assay to 0.4m @ 17% Cu in hole TD94-3, 29050N, 6500E (previous assay over same interval was 19%).

Field work will commence at Telfer in April 2002, starting with accurate real time GPS surveyed gridding and ground geophysics at Tim's Dome.

Other work planned for the following quarter includes:

- Diamond drilling at Tim's Dome to gain structural control on gold-copper mineralisation, and to extend known mineralisation reported in the December quarter.
- The acquisition and interpretation of colour photography over the Wilkie tenements (E45/1535 and E45/1227).
- Regional reconnaissance mapping at Wilkie.

During the quarter ML's 45/548, 549 and 664 in Joint Venture with Newmont Gold Exploration Pty Ltd (NGE) were relinquished.

AFRICA

TSUMKWE, Namibia
EPL's 2012, 2014, 2817, 2818 and 2819
(MTB (Namibia) (Proprietary) Ltd 90%, Kimberlite Resources Pty Ltd 10%)

Gura-1 Kimberlite

Approximately 3,000kgs of sample from drill hole RR 066, one of four holes drilled into the Gura-1 Kimberlite have been submitted for mineral concentrate processing.

To date drill hole intervals 50 to 62 metres and 104 to 133 metres have been submitted for heavy media separation and analysed under the stereomicroscope by independent mineral sorters to test for the presence of micro/macrodiamonds. To date no diamonds have been detected. Further testing from this hole and other holes will continue.

The discovery of the Gura-1 kimberlite proves that the project area hosts kimberlite instrusions. This fact is further supported by the discovery of other high priority anomalies in the project area. These anomalies are characterised by the presence of unabraded kimberlitic garnet, picroilmenite, rare chrome diopside as well as 6 macrodiamonds found by the Company and previous explorers.

Exploration is focussed on discovering as many kimberlite bodies as possible so as to best assess which may carry diamonds of economic importance.

Geophysics

The discovery of the Gura-1 kimberlite resulted from the recognition of a discrete aeromagnetic target. To further assist with the interpretation and prioritisation of geophysical targets for drill-testing, trial gravity and electromagnetic (EM) surveys were carried out over a 1 km x 1 km area covering the Gura-1 kimberlite during February and March 2002.

Although inconclusive results were determined from EM surveys, a strong and discrete gravity anomaly was found to exist over the Gura-1kimberlite, coincident with the magnetic anomaly.

This success has led to further areas being covered by gravity surveys. The interpretation of this data strongly indicates that the combination of ground gravity and ground/airborne magnetic surveys can greatly assist with the delineation of kimberlite intrusions in the Tsumkwe project area.

Accordingly, ground gravity surveys will be conducted over 4 priority search areas covering approximately 110 km^2. This work is scheduled to commence during April.

Loam/Gravel Sampling

During the quarter a further 117 loam/gravel samples (NN 1493 to NN 1609) were collected from the eastern and south/central parts of the project area.

To date, results have been received from 30 loam samples which were collected over numerous aeromagnetic anomalies.

Of particular interest is the discovery of 4 picroilmenite grains from samples NN 1499 and NN 1502, one of which showed little evidence of abrasion due to travel. These sample sites are located 3 and 4.5 km to the southeast of the Gura-1 Kimberlite.

As no picroilmenite grains were recovered from Gura-1 kimberlite and the sample sites are considered to be further up the palaeoscope from Gura-1, the data strongly suggests that a separate kimberlitic source or sources exist to the south east of Gura-1.

Excellent results have now been received from infill loam samples NN 1449 to NN 1467 from the NN 740 (Delta/Ebony) area, where a macrodiamond was discovered in the December 2001 quarter. This area lies 12 kms south of Gura-1. From the 20 loam samples, 15 pyrope garnets, 5 picroilmenites and 1 chrome diopside were recovered. Ten of the 15 kimberlitic garnets have remnants of their original mineral surface, which together with the recovery of chrome diopside,(a kimberlitic mineral which is very quickly broken down in the Kalahari environment upon release from a kimberlite), is considered very encouraging and strongly indicates proximity to a local kimberlite source.

Classification of the above results are tabulated below:

Sample No	Garnets Recovered *				Size fraction (mm)
	Class 1	Class 2	Class 5	Class 6	
NN 1449		1			+ 0.810 - 1.200
NN 1452		1			+ 0.415 - 0.810
NN 1453		1		1	+ 0.415 - 0.810
NN 1454		2			+ 0.415 - 0.810
NN 1456		1		1	+ 0.415 - 0.810
NN 1457		1			+ 0.415 - 0.810
NN 1459		1			+ 0.810 - 1.200
NN 1460			1		+ 0.415 - 0.810
NN 1461	1				+ 0.415 - 0.810
NN 1465				2	+ 0.415 - 0.810
NN 1466	1				+ 0.810 - 1.200
Total	**2**	**8**	**1**	**4**	

Sample No	Picroilmenites Recovered *				Size fraction (mm)
	Class 1	Class 2	Class 5	Class 6	
NN 1452			1		+ 0.810 - 1.200
				1	+ 1.200 - 2.100
NN 1457			1		+ 0.810 - 1.200
				1	+ 1.200 - 2.100
NN 1466			1		+ 0.810 - 1.200
NN 1499			1	1	+ 0.415 - 0.810
NN 1502		1			+ 0.810 - 1.200
			1		+ 0.415 - 0.810
Total		**1**	**5**	**3**	

Sample No	Chrome Diopside *				Size fraction (mm)
	Class 1	Class 2	Class 5	Class 6	
NN 1462		1			+ 0.415 - 0.810
Total		1			

* *Kimberlitic indicator mineral surface textures are ranked from Class 1 to Class 6.*

Class 1 to Class 3 grains have remnants of their original mineral surface.
Class 4 to Class 6 grains do not have any remnant of their original mineral surface.

Class 1 and Class 4 grains do not show any signs of wear to their surfaces.
Class 2 and Class 5 grains show signs of a slight amount of wear to their surfaces..
Class 3 and Class 6 grains show signs of moderate to extensive amounts of wear to their surfaces.

The amount of wear to the surfaces of grains is used as a general guide to determine the distance the grains have travelled from their source.

Drilling

Percussion drilling was limited due to intermittent rain periods, however 25 drillholes totalling 1,225 metres were completed during the quarter.

Drilling was carried out in the central western portion of the project area over the Nyae Nyae North and Agricultural anomalies. As with previous drilling programmes, drilling was designed to test the stratigraphy of the area (to determine depths to basement below the Kalahari Formation) and to test primary geophysical targets.

A variety of basement rock types were intersected and the basal part of the Kalahari Formation was sampled to test for the presence of kimberlitic indicator minerals; at this time results are still outstanding.

Percussion drilling work recommended in April 2002 with the aim of;

- sampling the basal portion of the Kalahari Formation to establish the sub-surface distribution of high priority (unabraded) kimberlitic indicator minerals.

- testing primary geophysical targets in a variety of geological settings and search anomalies throughout the project area.

Information in this report pertaining to ore reserves, mineral resources and the exploration results from the above projects have been approved for release by Mr J.J. Moore, B(App.) Sc., M.Aus.I.M.M. a qualified geologist and full time employee of the Company, with more than five years experience in the field being reported on.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

MOUNT BURGESS MINING N.L.

ABN: 31 009 067 476

Quarter ended ("current quarter"): 31 March 2002

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from product sales and related debtors	-	-
1.2	Payments for:		
	(a) exploration and evaluation	(580)	(1,909)
	(b) development	-	-
	(c) production	-	-
	(d) administration	(243)	(757)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	42	179
1.5	Interest and other costs of finance paid	(1)	(1)
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
	Net Operating Cash Flows	(782)	(2,488)
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	(19)	(77)
1.9	Proceeds from sale of:		
	(a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	3	4
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	(16)	(73)
1.13	Total operating and investing cash flows (carried forward)	(798)	(2,561)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(798)	(2,561)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	-	-
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Other (finance lease repayments)	(4)	(11)
	Net financing cash flows	(4)	(11)
	Net increase (decrease) in cash held	(802)	(2,572)
1.20	Cash at beginning of quarter/year to date	4,327	6,099
1.21	Exchange rate adjustments to item 1.20	1	(1)
1.22	**Cash at end of quarter**	3,526	3,526

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	102
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	121	6

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	250
4.2	Development	-
	Total	250

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
5.1 Cash on hand and at bank	63	27
5.2 Deposits at call	3,463	4,300
5.3 Bank overdraft	-	-
5.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.22)	3,526	4,327

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	N/A			
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	- -	- -		
7.3	**+Ordinary securities**	101,500,000	101,500,000		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	- -	- -		
7.5	**+Convertible debt securities** *(description)*	N/A			
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** Employee Share Plans: Plan A Plan B Plan B Plan B	 900,000 200,000 2,250,000 1,400,000	 Nil Nil Nil Nil	 25 cents 25 cents 25 cents 25 cents	*Expiry date* 31/12/02 31/12/02 31/12/05 31/12/06
7.8	Issued during quarter	Nil			
7.9	Exercised during quarter	Nil	Nil		

7.10	Expired during quarter	Nil	Nil	Nil	
7.11	**Debentures** *(totals only)*	N/A			
7.12	**Unsecured notes** *(totals only)*	N/A			

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 26. 4. 02.
pp. (Company secretary)

Print name: A. Bright (for) D. Scarparolo.

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/03/2002

TIME: 20:16:49

TO: MOUNT BURGESS MINING NL

FAX NO: 08-9322-4607

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Half Yearly Report/ASIC Half Yearly A/Cs

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

FACSIMILE TRANSMISSION

TO	:	Company Announcements Platform
DATE	:	6 March 2002
FROM	:	Mount Burgess Mining N.L.
NO. OF PAGES	:	26 (including this header)

Ref: ASXFAX

MESSAGE

APPENDIX 4B - HALF YEARLY FINANCIAL STATEMENTS

MOUNT BURGESS MINING N.L.

ACN 009 067 476

FINANCIAL REPORT FOR THE HALF YEAR

ENDED 31 DECEMBER 2001

Ref: L6365

The Directors of Mount Burgess Mining N.L. herewith submit the financial report for the half year ended 31 December 2001. In order to comply with the provisions of the Corporations Act, the directors report as follows:

The names of the Directors of the Company who have held office during the whole of the half year and up to the date of this report are:

Nigel Raymond Forrester (Chairman and Managing Director)
Jeffrey John Moore
Godfrey Edward Taylor
Ronald William O'Regan

RESULTS AND REVIEW OF OPERATIONS

Exploration

During the six months to 31 December 2001, the Company conducted exploration at Telfer in Australia and at Tsumkwe in Namibia as follows:

At Telfer, the Company conducted a programme of aircore and RC drilling. Significant drilling results from intersections of up to 15m in true width have been returned from the Tim's Dome prospect where drillholes were oriented at right angles to previous drilling as follows:

12m @ 1.60 g/t Au
12m @ 1.28 g/t Au
7m @ 4.89 g/t Au
1m @ 11.20 g/t Au

At Tsumkwe, a diamond project in Namibia in which the Company has a 90% interest in the project, the Company conducted aeromagnetics, ground magnetics, loam sampling and drilling in the search for kimberlites. On 23 November 2001, the Company announced the discovery of the Gura-1 kimberlite.

Corporate

The loss for the six months to 31 December 2001 amounted to $1,297,205 after including the write-off of the Southern Yilgarn tenements of $865,842.

SUBSEQUENT EVENTS

No matters or circumstances of which the Directors are aware, other than those referred to in the accounts or notes, have arisen since the end of the year which significantly affect, or may significantly affect, the operations, results or state of affairs of the consolidated entity in financial years after the financial year.

CONTINGENT ASSETS AND CONTINGENT LIABILITIES

There have been no changes in contingent assets or contingent liabilities since 30 June 2001 annual report.

Signed in accordance with a resolution of directors.

N R Forrester
Chairman and Managing Director

Signed at Perth this 6th day of March 2002.

The Directors declare that:

a) The attached financial statements in the form of the appendix 4B and notes thereto comply with accounting standards;

b) The attached financial statements in the form of the appendix 4B and notes thereto give a true and fair view of the financial position and performance of the Company;

c) In the Directors' opinion, the attached financial statements in the form of the appendix 4B and notes thereto are in accordance with the Corporations Act 2001; and

d) In the Directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors.

N R Forrester
Chairman and Managing Director

Signed at Perth this 6th. day of March. 2002.

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060
Central Park Level 16
152-158 St Georges Terrace
Perth WA 6000
GPO Box A46
Perth WA 6837 Australia

DX 206
Telephone (08) 9365 7000
Facsimile (08) 9365 7001
www.deloitte.com.au

Deloitte Touche Tohmatsu

INDEPENDENT REVIEW REPORT TO THE MEMBERS

OF MOUNT BURGESS MINING NL

Scope

We have reviewed the attached financial report of Mount Burgess Mining NL in the form of Appendix 4B of the Australian Stock Exchange (ASX) Listing Rules, including the directors' declaration, for the half-year ended 31 December 2001, but excluding the following sections:

a) material factors affecting the revenues and expenses of the consolidated entity for the current period (page 16); and

b) compliance statement (page 18).

The financial report includes the consolidated financial statements of the consolidated entity comprising the disclosing entity and the entities it controlled at the end of the half-year or from time to time during the half-year. The disclosing entity's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" issued in Australia and other mandatory professional reporting requirements, statutory requirements and ASX Listing Rules as they relate to Appendix 4B, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows, and in order for the disclosing entity to meet its obligations to lodge the financial report with the Australian Securities and Investments Commission and the ASX.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the entity's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Mount Burgess Mining NL is not in accordance with:

(a) the Corporations Act 2001, including:
    (i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2001 and of its performance for the half-year ended on that date; and
    (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements and ASX Listing Rules as they relate to Appendix 4B.

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

G K McHarrie
Partner
Chartered Accountants

Perth, WA
6 March 2002

Rules 4.1, 4.3

Appendix 4B (rule 4.13(b))

Half yearly report

Introduced 1/7/2000. Amended 30/9/2001.

Name of entity

MOUNT BURGESS MINING N.L.

ABN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year ended ('current period')
31 009067476			31 December 2001

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'000
Revenues from ordinary activities *(item 1.1)*	down	52%	to	123
Profit (loss)from ordinary activities after tax (before amortisation of goodwill) attributable to members *(item 1.20)*	Up	382%	to	(1,297)
Profit (loss) from ordinary activities after tax attributable to members (*item 1.23*)	Up	382%	to	(1,297)
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d)*)	gain (loss) of	N/A		
Net profit (loss) for the period attributable to members *(item 1.11)*	Up	382%	to	(1,297)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	N/A ¢	N/A ¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	N/A ¢	N/A ¢

+ See chapter 19 for defined terms.

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*	

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Consolidated Statement of Financial Performance

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities	123	255
1.2	Expenses from ordinary activities (*see items 1.24 + 12.5 + 12.6*)	(1,420)	(522)
1.3	Borrowing costs	-	(2)
1.4	Share of net profit (loss) of associates and joint venture entities (*see item 16.7*)	-	-
1.5	**Profit (loss) from ordinary activities before tax**	**(1,297)**	**(269)**
1.6	Income tax on ordinary activities *(see note 4)*	-	-
1.7	**Profit (loss) from ordinary activities after tax**	**(1,297)**	**(269)**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	**(1,297)**	**(269)**
1.10	Net profit (loss) attributable to outside +equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	**(1,297)**	**(269)**
	Total revenues, expenses and valuation adjustments attributable to members and recognised directly in equity	**(1,297)**	**(269)**
	Total changes in equity other than those resulting from transactions with owners as owners	**(1,297)**	**(269)**

+ See chapter 19 for defined terms.

Consolidated retained profits

1.12	Retained profits (accumulated losses) at the beginning of the financial period	(12,411)	(11,153)
1.13	Net profit (loss) attributable to members (*item 1.11*)	(1,297)	(269)
1.14	Net transfers to and from reserves	-	-
1.15	Net effect of changes in accounting policies	-	-
1.16	Dividends and other equity distributions paid or payable	-	-
1.17	**Retained profits (accumulated losses) at end of financial period**	**(13,708)**	**(11,422)**

Profit restated to exclude amortisation of goodwill

		Current period $A'000	Previous corresponding period $A'000
1.18	Profit (loss) from ordinary activities after tax before outside equity interests (*items 1.7*) and amortisation of goodwill	(1,297)	(269)
1.19	Less (plus) outside +equity interests	-	-
1.20	**Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members**	(1,297)	(269)

Profit (loss) from ordinary activities attributable to members

		Current period $A'000	Previous corresponding period $A'000
1.21	Profit (loss) from ordinary activities after tax (*item 1.7*)	(1,297)	(269)
1.22	Less (plus) outside +equity interests	-	-
1.23	**Profit (loss) from ordinary activities after tax, attributable to members**	**(1,297)**	**(269)**

+ See chapter 19 for defined terms.

Revenue and expenses from ordinary activities

AASB 1004 requires disclosure of specific categories of revenue and AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature of function. Entities must report details of revenue and expenses from ordinary activities using the layout employed in their financial reports. See also items 12.1 to 12.6.

		Current period $A'000	Previous corresponding period $A'000
1.24	Details of revenue and expenses		
	Revenue from Ordinary Activities	**123**	**255**
	Administration Expenses	536	485
	Borrowing Costs	-	2
	Exploration interests written off	866	-
	Other expenses from Ordinary Activities	18	37
		1420	**524**
	Significant items	-	-

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	-	-	-	-
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	-	-	-	-
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

+ See chapter 19 for defined terms.

Comparison of half year profits

(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.23 in the half yearly report)	N/A	N/A
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	N/A	N/A

Consolidated Statement of Financial Position

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	4,327	6,099	7,416
4.2	Receivables	17	74	23
4.3	Investments	-	-	-
4.4	Inventories	-	-	-
	Current tax assets	-	-	-
4.5	Other (provide details if material)	6	4	-
4.6	**Total current assets**	**4,350**	**6,177**	**7,439**
	Non-current assets			
4.7	Receivables	-	-	-
4.8	Investments (equity accounted)	-	-	-
4.9	Other investments	40	40	40
4.10	Inventories	-	-	-
4.11	Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022*)	6,771	6,191	6,021
4.12	Development properties (+mining entities)	-	-	-
4.13	Other property, plant and equipment (net)	251	254	186
4.14	Intangibles (net)	-	-	-
	Deferred tax assets			
4.15	Other (provide details if material)	-	-	-
4.16	**Total non-current assets**	**7,062**	**6,485**	**6,247**
4.17	**Total assets**	**11,412**	**12,662**	**13,686**

+ See chapter 19 for defined terms.

Consolidated Statement of Financial Position (continued)		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current liabilities			
4.18	Payables	266	214	265
4.19	Interest bearing liabilities	11	14	10
4.20	Provisions	72	70	79
4.21	Other (provide details if material)	-	-	-
4.22	**Total current liabilities**	**349**	**298**	**354**
	Non-current liabilities			
4.23	Payables	-	-	-
4.24	Interest bearing liabilities	39	43	-
	Deferred tax liabilities	-	-	-
4.25	Provisions	-	-	-
4.26	Other (provide details if material)	-	-	-
4.27	**Total non-current liabilities**	**39**	**43**	**-**
4.28	**Total liabilities**	**388**	**341**	**354**
4.29	**Net assets**	**11,024**	**12,321**	**13,332**
	Equity			
4.30	Capital/contributed equity	24,622	24,622	24,644
4.31	Reserves	110	110	110
4.32	Retained profits (accumulated losses)	(13,708)	(12,411)	(11,422)
4.33	**Equity attributable to members of the parent entity**	**11,024**	**12,321**	**13,332**
4.34	Outside +equity interests in controlled entities	-	-	-
4.35	**Total equity**	**11,024**	**12,321**	**13,332**
4.36	Preference capital included as part of 4.33	-	-	-

+ See chapter 19 for defined terms.

Exploration and evaluation expenditure capitalised

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance	6,191	4,908
5.2	Expenditure incurred during current period	1,446	1,113
5.3	Expenditure written off during current period	866	-
5.4	Acquisitions, disposals, revaluation increments, etc.	-	-
5.5	Expenditure transferred to Development Properties	-	-
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.11)*	**6,771**	**6,021**

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance	-	-
6.2	Expenditure incurred during current period	-	-
6.3	Expenditure transferred from exploration and evaluation	-	-
6.4	Expenditure written off during current period	-	-
6.5	Acquisitions, disposals, revaluation increments, etc.	-	-
6.6	Expenditure transferred to mine properties	-	-
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	-	-

+ See chapter 19 for defined terms.

Consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	-	-
7.2	Payments to suppliers and employees	(514)	(472)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	137	253
7.6	Interest and other costs of finance paid	-	(2)
7.7	Income taxes paid	-	-
7.8	Other (provide details if material)	-	-
7.9	**Net operating cash flows**	**(377)**	**(221)**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(58)	(13)
7.11	Proceeds from sale of property, plant and equipment	1	1
7.12	Payment for purchases of equity investments	-	-
7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	-
7.16	Exploration and Evaluation Expenditure	(1,329)	(1,234)
7.17	**Net investing cash flows**	**(1,386)**	**(1,246)**
	Cash flows related to financing activities		-
7.18	Proceeds from issues of +securities (shares, options, etc.)	-	-
7.19	Proceeds from borrowings	-	-
7.20	Repayment of borrowings	-	-
7.21	Dividends paid	-	-
7.22	Lease Liability	(7)	(46)
	Share Buy Back	-	(209)
7.23	**Net financing cash flows**	**(7)**	**(255)**
7.24	**Net increase (decrease) in cash held**	(1,770)	(1,722)
7.25	Cash at beginning of period *(see Reconciliation of cash)*	6,099	9,143
7.26	Exchange rate adjustments to item 7.25.	(2)	(5)
7.27	**Cash at end of period** *(see Reconciliation of cash)*	4,327	7,416

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

N/A

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the statement of financial position is as follows.	Current period $A'000	Previous corresponding period - $A'000
8.1 Cash on hand and at bank	27	26
8.2 Deposits at call	4,300	7,390
8.3 Bank overdraft	-	-
8.4 Other (provide details)	-	-
8.5 Total cash at end of period *(item 7.27)*	**4,327**	**7,416**

Ratios	Current period	Previous corresponding Period
9.1 **Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	(1054%)	(105%)
9.2 **Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.9*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.33*)	(12%)	(2%)

Earnings per security (EPS)	Current period	Previous corresponding period
10.1 Calculation of the following in accordance with *AASB 1027: Earnings per Share* (a) Basic EPS	($0.0128)	($0.0026)
(b) Diluted EPS (if materially different from (a))	-	-
(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	101,500,000	102,388,158

+ See chapter 19 for defined terms.

NTA backing *(see note 7)*		Current period	Previous corresponding period
11.1	Net tangible asset backing per +ordinary security	N/A	N/A

Details of specific receipts/outlays, revenues/ expenses

		Current period $A'000	Previous corresponding period - $A'000
12.1	Interest revenue included in determining item 1.5	123	255
12.2	Interest revenue included in item 12.1 but not yet received (if material)	6	17
12.3	Interest costs excluded from borrowing costs, capitalised in asset values	-	-
12.4	Outlays (except those arising from the +acquisition of an existing business) capitalised in intangibles (if material)	-	-
12.5	Depreciation and amortisation (excluding amortisation of intangibles)	18	37
12.6	Other specific relevant items not shown in item 1.24 *(see note 15)*	-	-

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	N/A
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	$
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	$

+ See chapter 19 for defined terms.

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Reports for business and geographical segments

Information on the business and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Segment Reporting. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this report.

Segments

SEE SEGMENT INFORMATION – ATTACHMENT A

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	N/A
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	

+ See chapter 19 for defined terms.

Amount per security

		Amount per security	Franked amount per security at 36% tax	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year	N/A ¢	N/A ¢	N/A ¢
15.5	Previous year	N/A ¢	N/A ¢	N/A ¢
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	N/A ¢	N/A ¢	N/A ¢
15.7	Previous year	N/A ¢	N/A ¢	N/A ¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	N/A ¢	N/A ¢
15.9	Preference +securities	N/A ¢	N/A ¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities	N/A ¢	N/A ¢
15.11	Preference +securities	N/A ¢	N/A ¢
15.12	Other equity instruments	N/A ¢	N/A ¢
15.13	**Total**		

+ See chapter 19 for defined terms.

The +dividend or distribution plans shown below are in operation.

The last date(s) for receipt of election notices for the +dividend or distribution plans	

Any other disclosures in relation to dividends (distributions)

Details of aggregate share of profits (losses) of associates and joint venture entities

		Current period $A'000	Previous corresponding period - $A'000
16.1	Profit (loss) from ordinary activities before income tax	N/A	N/A
16.2	Income tax on ordinary activities		
16.3	**Profit (loss) from ordinary activities after income tax**		
16.4	Extraordinary items net of tax		
16.5	**Net profit (loss)**		
16.6	Outside +equity interests		
16.7	**Net profit (loss) attributable to members**		

+ See chapter 19 for defined terms.

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period - $A'000	Previous corresponding period- $A'000
	N/A			
17.2 Total				
17.3 Other material interests	N/A			
17.4 Total				

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1 Preference +securities *(description)*	N/A			
18.2 Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3 +Ordinary securities	101,500,000	101,500,000		

+ See chapter 19 for defined terms.

18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	 - -	 - -		
18.5	**+Convertible debt securities** *(description and conversion factor)*	N/A			
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.7	**Options** **Employee Share Plans**			*Exercise Price*	*Expiry date*
	Plan A	900,000	Nil	25 cents	31/12/02
	Plan B	200,000	Nil	25 cents	31/12/02
	Plan B	2,250,000	Nil	25 cents	31/12/05
	Plan B	1,400,000	Nil	25 cents	31/12/06
18.8	**Issued during quarter** **Employee Share Plans**			*Exercise Price*	*Expiry date*
	Plan B	200,000	Nil	25 cents	31/12/02
	Plan B (cancelled)	(500,000)	Nil	25 cents	31/12/05
	Plan B	1,400,000	Nil	25 cents	31/12/06
18.9	Exercised during current period	Nil	Nil		
18.10	Expired during current period	Nil	Nil		
18.11	**Debentures** *(totals only)*	N/A			
18.12	**Unsecured notes** *(totals only)*	N/A			

+ See chapter 19 for defined terms.

Comments by directors

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Interim Financial Reporting. The comments do not take the place of the directors' report and declaration (as required by the Corporations Act) and may be incorporated into the directors' report and declaration. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Basis of financial report preparation

If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting. It does not include notes of the type normally included in an annual financial report. The financial report should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period. [Delete if preliminary final statement.]

Material factors affecting the revenues and expenses of the economic entity for the current period

N/A

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

N/A

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

N/A

Changes in accounting policies since the last annual report are disclosed as follows.
(Disclose changes in the half yearly report in accordance with AASB 1029:Interim Financial Reporting. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure.)

N/A

Changes in Contingent Liabilities and Contingent Assets.
(Where there have been no changes in contingent liabilities or contingent assets since the last annual reporting period, state 'nil')

NIL

+ See chapter 19 for defined terms.

Other Matters Concerning the Half-Year Financial Report.
(At the half-year, the following information should be included in this section. Where the interim operations are seasonal or irregular, provide explanatory comments about the seasonality or irregularity of those operations. Provide details of the nature and amount of revisions in estimates previously reported where those revisions have a material effect on the current period. Describe any changes from the most recent annual reporting period in the measurement basis or estimation methods used in the preparing the half-year financial report.)

N/A

Discontinuing Operations.
(Provide a description of any significant activities or events relating to a discontinuing operation for which the initial disclosure event has occurred, including any significant changes since the last annual reporting date in the amount or timing of cash flows relating to the assets to be disposed of and liabilities to be settled).

N/A

Additional disclosure for trusts

19.1	Number of units held by the management company or responsible entity or their related parties.	N/A
19.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	N/A
Date	
Time	
Approximate date the +annual report will be available	

Compliance statement

1 This report has been prepared under accounting policies which comply with Accounting Standards as defined in the Corporations Act or other standards acceptable to ASX (see note 12).

Identify other standards used

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

☐	The +accounts have been audited.	☑	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity does not have a formally constituted audit committee.

Sign here: .... Date: 6 March 2002
(Company Secretary)

Print name: DEAN A. SCARPAROLO

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

+ See chapter 19 for defined terms.

3. **Consolidated Statement of Financial Performance**

Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of financial performance*.

Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts.

5. **Consolidated Statement of Financial Position**

Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting*, and *AASB 1040: Statement of Financial Position*. Banking institutions, trusts and financial institutions identified in an ASIC Class Order dated 2 September 1997 may substitute a clear liquidity ranking for the Current/Non-Current classification.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1041: Revaluation of Non-Current Assets*. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required. Trusts should also note paragraph 11 of *AASB 1030: Application of Accounting Standards etc.*

6. **Consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

+ See chapter 19 for defined terms.

ATTACHMENT A

MOUNT BURGESS MINING NL

SEGMENT INFORMATION FOR THE HALF YEAR ENDING 31 DECEMBER 2001

The Company operates in Australia and Namibia in the area of mineral exploration
In Australia the exploration focus is on gold and base metals
In Namibia the exploration focus is on diamonds and base metals

Geographical Segments

	Australia 2001 $A'000	Australia 2000 $A'000	Namibia 2001 $A'000	Namibia 2000 $A'000	Consol'd 2001 $A'000	Consol'd 2000 $A'000
Revenue						
External sales	-	-	-	-	-	-
Inter-segment sales	-	-	-	-	-	-
Total segment revenue	-	-	-	-	-	-
Unallocated corporate revenue	123	255	-	-	123	255
Consolidated total revenue	123	255	-	-	123	255
Result						
Segment result	-	-	-	-	-	-
Unallocated corporate revenue					123	255
Unallocated corporate expenses					(1,420)	(524)
Profit/result from ordinary activities before income tax expense					(1,297)	(269)
Income tax expense					-	-
Profit/result from ordinary activities after income tax expense					(1,297)	(269)
Extraordinary items					-	-
Net profit					(1,297)	(269)
Segment Assets	3,967	4,641	3,030	1,547	6,997	6,188
Unallocated corporate assets					4,415	7,498
Consolidated total assets					11,412	13,686
Segment Liabilities	183	148	67	84	250	232
Unallocated corporate liabilities					138	122
Consolidated total liabilities					388	354
Acquisition of plant + equipment + exploration expenditure	629	394	872	729	1,501	1,123
Unallocated corporate					-	1
Consolidated total					1,501	1,124
Depreciation/amortisation(charged to exploration)	9	3	32	26	41	29
Unallocated corporate					18	37
Consolidated total					59	66
Non cash expenses other than depreciation/amortisation	-	-	-	-	-	-